Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Pre-tax income from operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$311,547	$199,700	$169,203	$172,018	$167,317
Fixed charges	118,218	91,437	79,771	74,659	71,750
Plus: amortization of capitalized interest	73,070	29,447	28,040	20,940	18,443
Plus: distributed income from equity investees	300	1,165	3,346	2,916	6,656
Less: capitalized interest	(74,831)	(41,466)	(38,816)	(38,093)	(33,158)

Earnings available for fixed charges	$428,304	$280,283	$241,544	$232,440	$231,008

Fixed charges:
Interest incurred, both expensed and capitalized	$107,244	$81,790	$71,055	$66,345	$63,328
Debt issue cost amortization in the period	3,788	3,461	3,050	3,290	3,919
Rental expense representative of interest factor	7,186	6,186	5,666	5,024	4,503

Fixed charges	$118,218	$91,437	$79,771	$74,659	$71,750
Ratio of earnings to fixed charges	3.62	3.07	3.03	3.11	3.22